UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)  OF THE

SECURITIES EXCHANGE ACT OF 1934

Buckeye GP Holdings L.P.

(Name of Subject Company)

Buckeye GP Holdings L.P.

(Name of Person Filing Statement)

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

William H. Schmidt, Jr.

Five TEK Park

9999 Hamilton Blvd.

Breinigsville, Pennsylvania

(610) 904-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Person)

Copies to:

Jeffrey Rothschild

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

(212) 547-5400

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.          SUBJECT COMPANY INFORMATION.

The name of the subject company is Buckeye GP Holdings L.P., a Delaware limited partnership (the “Partnership”).  The principal executive offices of the Partnership are located at Five TEK Park, 9999 Hamilton Boulevard, Breinigsville, Pennsylvania 18031.  The telephone number of the Partnership’s principal executive offices is (610) 904-4000.

The Partnership does not have directors or officers.  The executive officers and directors of MainLine Management LLC, a Delaware limited liability company and the general partner of the Partnership (“MainLine”), perform all management functions for the Partnership in their capacities as officers and directors of MainLine.  The Partnership owns a 100% member interest in Buckeye GP LLC, a Delaware limited liability company (“Buckeye GP”).  Buckeye GP is the general partner of Buckeye Partners, L.P., a Delaware limited partnership whose limited partnership units are traded on the New York Stock Exchange (“Buckeye”).

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is common units representing limited partner interests in the Partnership (the “Units”).  The Units trade on the New York Stock Exchange.  As of October 30, 2008, there were 27,769,647 Units outstanding.

ITEM 2.          IDENTITY AND BACKGROUND OF FILING PERSON.

The Partnership (the subject company) is the person filing this Statement.  The address and telephone number of the Partnership’s principal executive offices are set forth under Item 1 above.  The information found in this Statement is available on the Partnership’s website at http://www.buckeyegp.com.  Information on the Partnership’s website does not constitute part of this Statement.

This Statement relates to the tender offer by BGH GP Holdings, LLC, a Delaware limited liability company (“BGH GP Holdings”), to purchase all of the outstanding Units of the Partnership, other than the Units owned by BGH GP Holdings and its subsidiaries, at a purchase price of $17.50 per Unit, net to the seller in cash, without interest thereon, subject to any applicable withholding taxes.  The tender offer is disclosed in a Tender Offer Statement on Schedule TO filed by BGH GP Holdings with the Securities and Exchange Commission (the “SEC”) on November 5, 2008, as amended on November 17, 2008 (the “Schedule TO”), and is upon the terms and subject to the conditions set forth in an Offer to Purchase, dated November 5, 2008, as amended on November 17, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal and other transmittal documents attached as exhibits to the Schedule TO and mailed to the holders of Units (the “Transmittal Documents”).

The tender offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn a number of Units that will constitute at least a majority of the Units outstanding on the date the Units are accepted for payment, excluding Units owned by BGH GP Holdings and its affiliates and their respective executive officers and directors and (ii) there having been validly tendered and not withdrawn a sufficient number of Units such that upon acceptance for payment and payment for the tendered Units pursuant to the tender offer, BGH GP Holdings and its affiliates will own more than 90% of the Units (on a fully diluted basis).   The condition set forth in (i) above is referred to as the “Minimum Condition”, and is not waivable.  The condition set forth in (ii) above may be waived by BGH GP Holdings.

Notwithstanding any other provision of the offer, and in addition to (and not in limitation of) BGH GP Holdings’ rights to extend and amend the offer at any time in its sole discretion, BGH GP

Holdings has indicated in the Offer to Purchase that it will not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Units (whether or not any Units theretofore have been accepted for payment or paid for pursuant to the offer), and may amend or terminate the offer, if (i) at the Expiration Date (defined as 5:00 p.m., New York City time, on Friday, December 5, 2008, unless BGH GP Holdings has extended the period during which the offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the offer, as so extended by BGH GP Holdings, expires) the Minimum Condition has not been satisfied or (ii) at any time on or after November 5, 2008 and prior to the time of payment for any such Units, any of the following events has occurred:

(a)   there has not been validly tendered and not withdrawn a sufficient number of Units such that, upon acceptance for payment and payment for the tendered Units pursuant to the offer, BGH GP Holdings and its affiliates will own more than 90% of the Units outstanding on a fully diluted basis; or

(b)   any change (or any condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, unitholders’ equity, condition (financial or otherwise), cash flows, licenses, franchises, permits, authorizations, operations, results of operations or prospects of the Partnership or Buckeye which has or could reasonably be expected to have a material adverse effect on the Partnership (an “Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Units or the benefits expected to be derived by BGH GP Holdings as a result of the transactions contemplated by the offer or the exercise of the Call Right (as defined herein) (a “Diminution in Value”); or

(c)   there has been threatened or instituted by, or is pending before, any government or governmental authority or agency or other regulatory or administrative agency or commission, whether domestic (local, state or federal), foreign or supranational, court or arbitral panel or any self-regulatory organization (a “Governmental Entity”), any action, proceeding, application, claim or counterclaim or any judgment, ruling, order or injunction sought or any other action taken by any person or entity which (i) challenges the acquisition by BGH GP Holdings or any affiliate of BGH GP Holdings of any Units pursuant to the offer or the exercise of the Call Right, seeks to restrain, prohibit or delay the making or completion of the offer or the exercise of the Call Right, or would otherwise directly or indirectly adversely affect the offer or the exercise of the Call Right, (ii) seeks to prohibit or limit materially the ownership or operation by the Partnership or BGH GP Holdings (or any affiliate of BGH GP Holdings) of all or any portion of the business or assets of the Partnership or of BGH GP Holdings and its affiliates, including the Partnership and its subsidiaries, or to compel the Partnership or BGH GP Holdings (or any other affiliate of BGH GP Holdings) to dispose of or to hold separate all or any material portion of the business or assets of BGH GP Holdings and its affiliates and subsidiaries, including the Partnership and its subsidiaries, taken as a whole as a result of the transactions contemplated by the offer or the exercise of the Call Right, (iii) seeks to require divestiture by BGH GP Holdings (or any affiliate of BGH GP Holdings) of any or all of the Units, (iv) otherwise has or could reasonably be expected to have an Adverse Effect, or results or could reasonably be expected to result in a Diminution in Value, or (v) seeks to impose any condition to the offer unacceptable to BGH GP Holdings; or

(d)   there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity, whether on its own initiative or the initiative of any other person, which (i) restrains, prohibits or materially delays the making or completion of the offer or the exercise of the Call Right, or otherwise directly or indirectly materially and adversely affects the offer or the exercise of the Call Right, (ii) prohibits or materially limits the ownership or operation by the Partnership or BGH GP Holdings of all or any material portion of the business or assets of BGH GP Holdings and its affiliates, including the Partnership and its subsidiaries, taken as a whole, or compels the Partnership, BGH GP Holdings (or any other affiliate of BGH GP Holdings) to dispose of or to hold separate all or any material portion of the business or assets of BGH GP Holdings and its affiliates and subsidiaries, including the Partnership and its subsidiaries, taken as a whole as a result of the transactions contemplated by the offer or the exercise of the Call Right, (iii) requires divestiture by BGH GP Holdings or any of its affiliates of any or all of the Units, (iv) otherwise has or could reasonably be expected to have an Adverse Effect, or results or could reasonably be expected to result in a Diminution in Value, or (v) imposes any condition to the offer unacceptable to BGH GP Holdings; or

(e)   there has been any statute, rule or regulation enacted, promulgated, entered, enforced, or deemed applicable or asserted to be applicable to the offer or the exercise of the Call Right, or any other action has been taken by any Governmental Entity, that results in, directly or indirectly, any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

(f)   there has occurred (i) any general suspension of trading in, or limitation on times or prices for, securities on any U.S. national securities exchange, or in the over-the-counter market, (ii) any extraordinary or material adverse change in the U.S. financial markets generally, including without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor’s 500 index from November 5, 2008, (iii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material limitation by any Governmental Entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans, (v) any commencement or escalation of war, armed hostilities, terrorism, or other national or international calamity directly or indirectly involving the United States, (vi) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(g)   the Partnership’s board of directors or the Special Committee (as defined herein)(or any other committee of MainLine’s board of directors) has recommended, on Schedule 14D-9 or otherwise, rejection of the offer by unitholders; or

(h)   the Partnership and BGH GP Holdings have reached an agreement or understanding that the offer be terminated or amended or BGH GP Holdings (or one of its affiliates) has entered into a definitive agreement or an agreement in principle to acquire the Partnership or Units or assets of the Partnership; or

(i)    the Partnership has (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or distribution, pledge or sale to any person of any Units or securities convertible into or exchangeable for Units, or any rights, warrants or options to acquire any such Units or convertible securities or any other securities of the Partnership, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Units or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution, other than the quarterly distribution of $0.32 per Unit payable on November 28, 2008 to unitholders of record as of November 7, 2008, on any Units or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into or amended any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of MainLine that individually or in the aggregate, has or could reasonably be expected to have an Adverse Effect or result or could reasonably be expected to result in a Diminution in Value; or

(j)   the Partnership has amended, or proposed or authorized any amendment to, its certificate of formation or the partnership agreement of the Partnership or similar organizational documents or BGH GP Holdings has learned that the Partnership has proposed, adopted or recommended any such amendment which has not been publicly disclosed by the Partnership and set forth in filings with the SEC prior to November 5, 2008; or

(k)   a tender or exchange offer for some portion or all of the Units has been commenced or publicly proposed to be made by another person (including the Partnership), or it shall have been publicly disclosed or BGH GP Holdings has learned that (i) any person (including the Partnership), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposed to acquire more than five percent of the Units, or has been granted any option or right, conditional or otherwise, to acquire more than five percent of the Units, and other than acquisitions by persons or groups who have publicly disclosed in a filing with the SEC such ownership on or prior to November 5, 2008, (ii) any such person, entity or group who has publicly disclosed any such ownership of more than five percent of the Units prior to such date has acquired or proposed to acquire additional Units constituting more than one percent of the Units, or has been granted any option or right to acquire more than one percent of the Units, (iii) any such person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Units or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving the Partnership or (iv) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Partnership or assets or securities of the Partnership; or

(l)   any change, any condition, event or development involving a prospective change, or any material worsening of any existing change has occurred or been threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or could reasonably be expected to have an Adverse Effect or results or could reasonably be expected to result in a Diminution in Value; or

(m)   the Partnership has transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into with its employees or otherwise affected any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans with an employee or employees so as to provide for increased benefits as a result of or in connection with the transactions contemplated by the offer or the exercise of the Call Right, which in the sole judgment of BGH GP Holdings in each case with respect to every matter referred to above makes it inadvisable to proceed with the offer or with the acceptance for payment of, or the payment for, the Units.

BGH GP Holdings has indicated that the foregoing conditions in paragraphs (a) through (m) are for the sole benefit of BGH GP Holdings and may be asserted by BGH GP Holdings regardless of the circumstances (including any action or inaction by BGH GP Holdings) giving rise to any such conditions or may be waived by BGH GP Holdings, in whole or in part, at any time and from time to time in the sole discretion of BGH GP Holdings. The determination as to whether any condition has been satisfied will be made in the reasonable good faith judgment of BGH GP Holdings.  The failure by BGH GP Holdings at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date.

BGH GP Holdings is a Delaware limited liability company that owns 100% of the member interests in MainLine and 17,004,595 Units (including 2,830 Units owned by MainLine), representing approximately 61% of the total outstanding Units as of October 30, 2008.  BGH GP Holdings also owns 509,142 management units representing limited partner interests in the Partnership, representing approximately 96% of the management units outstanding as of October 30, 2008.  The management units are convertible into Units on a one-for-one basis at any time at the option of the holders thereof.  Accordingly, BGH GP Holdings owns approximately 62% of the outstanding Units on a fully diluted basis.

BGH GP Holdings is owned primarily by ArcLight Energy Partners Fund III, L.P. (“AEFP III”) and ArcLight Energy Partners Fund IV, L.P. (“AEFP IV” and, together with AEFP III, the “ArcLight Funds”), each an affiliate of ArcLight Capital Partners, LLC (“ArcLight”), and Kelso Investment Associates VII, L.P. (“KIA VII”) and KEP VI, LLC (“KEP VI” and, together with KIA VII, the “Kelso Funds”), each an affiliate of Kelso & Company (“Kelso”), as well as by certain members of senior management of MainLine and Buckeye (each a “Management Investor” and together the “Management Investors”) and funds affiliated with Lehman Brothers Holdings Inc. (“Lehman Brothers”).  Each of ArcLight and Kelso are private equity firms.  BGH GP Holdings is managed by a board of directors, the members of which are appointed by the ArcLight Funds and the Kelso Funds.

The principal offices of BGH GP Holdings are located at c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.  The telephone number for BGH GP Holdings at such location is (617) 531-6300.  The principal offices of the ArcLight Funds are located at 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.  The telephone number for the ArcLight Funds at such location is (617) 531-6300. The principal offices of the Kelso Funds are located at 320 Park Avenue, New York, New York 10022.  The telephone number for the Kelso Funds at such location is (212) 751-3939.

With respect to all information described herein as contained in the Offer to Purchase and the Transmittal Documents, including information concerning BGH GP Holdings, ArcLight, Kelso or their affiliates, officers or directors or actions or events with respect to any of them, the Partnership takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.          PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement (including the exhibits and any information incorporated in this Statement by reference), to the Partnership’s knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and (i) any of the executive officers or directors of MainLine or any affiliates of the Partnership or (ii) BGH GP Holdings, ArcLight, Kelso or any of their executive officers, directors or affiliates.

Related Party Transactions

The Partnership and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with BGH GP Holdings and certain of its affiliates, directors and executive officers.  Information regarding these transactions is set forth below.

On January 18, 2008, Buckeye acquired all the member interests of Lodi Gas Storage, L.L.C. (“Lodi Gas”), which owns and operates two natural gas storage facilities near Lodi, California.  The Lodi Gas acquisition was a related party transaction because Lodi Gas was indirectly owned by affiliates of ArcLight.  The Partnership acquired Lodi Gas, which provides an aggregate of approximately 22 billion cubic feet of working gas capacity, for cash consideration of approximately $444.0 million.  As a result of the indirect ownership interest of affiliates of ArcLight in Buckeye GP, the Audit Committee of Buckeye GP consisting of independent directors and represented by independent legal counsel and financial advisors, reviewed and approved the terms of the Lodi Gas acquisition, including the purchase price, as fair and reasonable to Buckeye in accordance with Buckeye’s partnership agreement.

Affiliates of Lehman Brothers own an interest in BGH GP Holdings, and certain of Lehman Brothers’ other affiliates have provided, directly or indirectly, investment and commercial banking and financial advisory services to Buckeye for which they received customary fees and commissions.  Lehman Brothers acted as Buckeye’s exclusive financial advisor in connection with Buckeye’s acquisition of Lodi Gas, for which Lehman Brothers received customary fees, plus reimbursement of certain expenses, for its services in connection with the acquisition.  Lehman Brothers also acted as financial advisor to Buckeye in connection with Buckeye’s acquisition of Farm & Home Oil Company LLC, a major wholesale and retail distributor of refined petroleum products in eastern and central Pennsylvania and surrounding areas. Also, a former affiliate of Lehman Brothers is a customer of Lodi Gas.

Certain Transactions between BGH GP Holdings and the Partnership

Conflicts of Interest.  Conflicts of interest may arise among MainLine and its affiliates, on the one hand, and the Partnership and the holders of its Units, on the other hand.  As a result of these conflicts, MainLine may favor its own interests and the interests of its affiliates, including BGH GP Holdings, over the interests of the holders of Units.  These conflicts include, among others, the following situations:

Conflicts relating to ownership:

•                  the Management Investors hold ownership interests in BGH GP Holdings;

•                  each Management Investor has a preemptive right to make capital contributions to BGH GP Holdings in order to maintain their percentage ownership interest, including the right to make capital contributions to fund the tender offer contingent upon consummation thereof, which Management Investors may exercise prior to 5:00 p.m., New York City time, on Friday, November 21, 2008; and

•                  each Management Investor holds override units in BGH GP Holdings which entitle the Management Investors to both time-based and performance-based participation in the equity of BGH GP Holdings.

Conflicts relating to control:

•                  MainLine is allowed to take into account the interests of parties other than the Partnership in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to the holders of Units;

•                  MainLine determines whether or not the Partnership incurs debt and that decision may affect the Partnership’s or Buckeye’s credit ratings;

•                  MainLine has limited its liability and has reduced its fiduciary duties under the Partnership’s partnership agreement, while also restricting the remedies available to the holders of Units for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty.  As a result of purchasing units, holders of Units have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•                  MainLine controls the enforcement of obligations owed to the Partnership by it and its affiliates;

•                  MainLine decides whether to retain separate counsel, accountants or others to perform services for the Partnership; and

•                  the partnership agreement gives MainLine broad discretion in establishing financial reserves for the proper conduct of the Partnership’s business.  These reserves also affect the amount of cash available for distribution.

Conflicts relating to costs:

•                  MainLine determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available to be distributed to the holders of Units;

•                  MainLine determines which costs incurred by it and its affiliates are reimbursable by the Partnership; and

•                  the partnership agreement does not restrict MainLine from causing the Partnership to pay MainLine or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of these entities on the Partnership’s behalf.

Management Fee.  MainLine is entitled to be paid an annual management fee for the management functions it provides to Buckeye GP pursuant to a Management Agreement between MainLine and Buckeye GP.  The management fee includes an annual “Senior Administrative Charge” of not less than $975,000 and reimbursement for certain costs and expenses.  The disinterested directors of Buckeye GP approve the amount of the management fee on an annual basis.  MainLine was paid approximately $900,000 through June 25, 2007 for the Senior Administrative Charge.  In connection with the acquisition of all of the member interests in Lodi Gas from an affiliate of ArcLight, MainLine agreed to forego payment of the Senior Administrative Charge effective June 25, 2007 through March 31, 2009.

Reimbursement of MainLine Costs and Expenses.  MainLine manages the Partnership pursuant to the partnership agreement.  Under that agreement, MainLine and certain related parties are entitled to reimbursement of all direct and indirect costs and expenses related to managing the Partnership.

Indemnification

Under the partnership agreement, in most circumstances, the Partnership will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•                  the Partnership’s general partner;

•                  any departing general partner;

•                  any person who is or was an affiliate of the Partnership’s general partner or any departing general partner;

•                  any person who is or was a member, partner, officer, director, employee, agent or trustee of the Partnership’s general partner or any departing general partner or any affiliate of the Partnership’s general partner or any departing general partner;

•                  any person who is or was serving at the request of the Partnership’s general partner or any departing general partner or any affiliate of the Partnership’s general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person; or

•                  any person designated by the Partnership’s general partner.

Any indemnification under these provisions will only be out of the Partnership’s assets.  Unless it otherwise agrees, the Partnership’s general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, indemnification.  The Partnership has purchased insurance against liabilities asserted against and expenses incurred by certain persons for its activities, regardless of whether the Partnership would have the power to indemnify the person against liabilities under the partnership agreement.  Subject to any terms, conditions or restrictions set forth in the Partnership’s partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Accordingly, under certain circumstances, the Partnership is obligated to indemnify BGH GP Holdings and its officers, directors and affiliates, including ArcLight and Kelso.

ITEM 4.          THE SOLICITATION OR RECOMMENDATION.

Background

The Partnership was formed on June 15, 2006 in order to facilitate the reorganization of MainLine L.P. and its affiliates and to effect an initial public offering (the “IPO”).  The reorganization and IPO occurred on August 9, 2006.  Prior to the reorganization, MainLine L.P. owned and controlled Buckeye GP.  On August 9, 2006, the Partnership sold 10.5 million Units in the IPO, the net proceeds of which were approximately $168.3 million.  The Units sold in the IPO represent approximately 37% of the outstanding equity of the Partnership, which includes Units and management units.  Coincident with the IPO, the equity interests of MainLine L.P. were exchanged for the equity interests of the Partnership.

BGH GP Holdings has indicated in the Offer to Purchase that in early 2007, the ArcLight Funds, the Kelso Funds and Forrest Wylie began a series of discussions about acquiring an interest in the Partnership.  In February 2007, the ArcLight Funds and Kelso Funds began holding discussions with Carlyle/Riverstone BPL Holdings II, L.P. (“C/R Holdings”), which owned all of the member interests in MainLine and a majority of the outstanding common units of the Partnership, regarding the sale of those interests by C/R Holdings.

BGH GP Holdings has indicated in the Offer to Purchase that throughout March 2007, the ArcLight Funds, the Kelso Funds and Mr. Wylie conducted due diligence and negotiated the terms of a transaction with C/R Holdings and that on March 30, 2007, the ArcLight Funds and Kelso Funds formed BGH GP Holdings for the purpose of entering into a transaction with C/R Holdings and managing their interests in the Partnership.

On April 3, 2007, BGH GP Holdings entered into a purchase agreement with C/R Holdings and certain members of management of MainLine to purchase all of the member interests in MainLine and certain Units and management units of the Partnership.

On June 25, 2007, BGH GP Holdings, whose members then included the ArcLight Funds and the Kelso Funds as well as funds affiliated with Lehman Brothers and certain members of management of MainLine and Buckeye, completed the purchase of all of the member interests in MainLine, as well as Units and management units representing a total of approximately 62% of the limited partner interests in the Partnership.  The aggregate purchase price for the acquired interests was $411.6 million. BGH GP Holdings has indicated in the Offer to Purchase that since that date, BGH GP Holdings has not purchased or sold any equity interests in the Partnership. Following that transaction, Mr. Wylie became Chief Executive Officer of MainLine and Buckeye GP.

BGH GP Holdings has indicated in the Offer to Purchase that at various times since the consummation of that transaction, BGH GP Holdings has discussed with Mr. Wylie the merits of purchasing the publicly held interest in the Partnership.  BGH GP Holdings has indicated in the Offer to Purchase that, except as set forth in the Offer to Purchase, within the past two years BGH GP Holdings has not proposed a transaction, negotiated the price of any possible transaction or determined to proceed with a transaction.

BGH GP Holdings has indicated in the Offer to Purchase that on October 21, 2008, BGH GP Holdings determined to propose to acquire all of the Units not held by BGH GP Holdings by means of a tender offer to the holders of Units.  Later that day, representatives of BGH GP Holdings contacted each of the independent directors of MainLine to advise them of the intention of BGH GP Holdings to propose the tender offer.  Representatives of BGH GP Holdings also contacted the independent directors of

Buckeye GP to inform them that BGH GP Holdings intended to propose a transaction with respect to the Partnership.  At the same time, BGH GP Holdings delivered a letter to the board of directors of MainLine (the “Board”) discussing the terms of the tender offer, the text of which is as follows:

Board of Directors

Mainline Management LLC

As general partner of Buckeye GP Holdings, L.P.

Five TEK Park

9999 Hamilton Blvd.

Breinigsville, Pennsylvania 18031

Gentlemen:

We are pleased to inform you of our intent to tender for all of the outstanding common units of Buckeye GP Holdings, L.P. (the “Partnership”) that we do not already own at a cash purchase price of $17.00 per unit.  As you are aware, we currently beneficially own approximately 62% of the common units of the Partnership.

We believe the public unitholders will find our all-cash proposal to be highly attractive, providing them with the opportunity to receive immediate liquidity at a premium price not currently available in the market.  Our price represents a premium of approximately 19% above the closing price of the Partnership’s common units on October 21, 2008 and 21% above the average closing price over the past 30 days.

The transaction will be in the form of a cash tender offer made directly to the holders of the common units of the Partnership we do not already own.  We would finance this transaction through equity investments from our existing members and their affiliates, including ArcLight Capital Partners, LLC and Kelso & Company.  No debt financing will be required for the transaction, and the closing would not be conditioned on obtaining financing.  We believe that by proceeding with a tender offer, we will be able to complete our acquisition of those common units quickly and thereby enable the Partnership’s common unitholders to receive payment for their units earlier than would be the case if we proceeded with a merger structure.

We expect that you will ask the conflicts committee of the Board, which will engage its own legal and financial advisors, to consider our offer on behalf of the Partnership’s public unitholders and to recommend to the Board whether to recommend acceptance of the offer.  Affiliates of our members who sit on the Board will support the referral of our offer to the conflicts committee.  We would welcome the opportunity to present our proposal to the conflicts committee as soon as possible.  We expect to file offering materials with the Securities and Exchange Commission and commence the tender offer in approximately two weeks.  This is intended to give you sufficient time to refer our proposal to the conflicts committee and for the committee to hire advisors and begin its analysis in order to communicate your views of the offer to the common unitholders.

Our offer will be conditioned on, among other things, the tender of a sufficient number of common units to give us ownership of more than 90% of the outstanding common units, which would include the tender of a majority of the common units not owned by us or our affiliates.  If our offer is completed, we would subsequently exercise our limited call right under the Partnership’s partnership agreement to acquire any remaining common units not owned by us at the same price per common unit paid in the offer.

Please be aware that we are interested only in acquiring the common units of the Partnership that we do not own and are not interested in selling any of our interests in the Partnership.

Concurrently with our delivery of this letter to you, we are filing an amendment to our Schedule 13D and issuing a press release.  A copy of the press release announcing our intent to commence a tender offer is attached for your information.

In sum, our all-cash tender offer price would be at a 19% premium above the price of the Partnership’s common units on October 21, 2008 and 21% above the average closing price over the past 30 days, and we believe we are well positioned to complete the transaction in an expedited manner without the need for any debt financing.

Our entire team will be available to answer any questions that the conflicts committee or its legal or financial advisors may have regarding the offer.

Sincerely,

/s/ DANIEL R. REVERS

BGH GP Holdings, LLC

BGH GP Holdings then issued a press release announcing its intention to make the tender offer.

At a meeting of the Board on October 22, 2008, the Board adopted resolutions establishing a Special Committee of the Board consisting of Joseph A. LaSala, Jr., Oliver “Rick” G. Richard, III, and Frank S. Sowinski and resolving that the actions of the Special Committee would constitute actions of the Conflicts Committee of the Partnership and of the Audit Committee of MainLine.  The Special Committee was empowered to review and evaluate the terms and conditions of the tender offer, determine whether such transaction is fair to, and in the best interests of, the Partnership and all of its public holders of Units (other than BGH GP Holdings and other holders of Units affiliated with BGH GP Holdings), and to recommend to the full Board what action, if any, should be taken by the Board and the Partnership.  As compensation for services rendered in connection with service on the Special Committee, the members will each be paid a monthly fee of $20,000, or, in the case of the Chairman, $25,000, and will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties.  In addition, the members of the Special Committee shall be entitled to the indemnification provisions of the Partnership’s organizational documents to the same extent as any member of the Board of Directors of the general partner of the Partnership acting as a director.  In addition, as directors of the general partner of the Partnership, the members of the Special Committee currently receive directors fees and other benefits, as disclosed in the 2007 Annual Report filed with the SEC on Form 10-K under the heading “Executive Compensation.”  It is possible that some or all of the existing directors of the general partner of the Partnership, including the directors serving on the Special Committee, will cease service as directors if the Partnership were to engage in a “going private” transaction and become a wholly-owned subsidiary of BGH GP Holdings.  Following the meeting, the Partnership issued a press release announcing that the Board had appointed the Special Committee to review the proposal of BGH GP Holdings.

Following the meeting of the full Board, the Special Committee met for the first time on October 22, 2008.  Mr. LaSala was elected as the Chairman of the Special Committee and McDermott Will & Emery LLP (“McDermott”) was approved as outside special legal counsel to the Special Committee.  At the meeting, the fiduciary duties of the members of the Special Committee in relation to the tender offer by BGH GP Holdings to acquire the Partnership were discussed.  The Special Committee also approved retaining Richards, Layton & Finger, P.A. (“Richards Layton”) as outside special Delaware legal counsel to the Special Committee.  The Special Committee discussed the independence of the members of the committee, and decided to discuss further the issue of independence with Richards Layton at the next meeting of the Special Committee.  The Special Committee then discussed retaining a financial advisor and decided to interview investment banks on Tuesday, October 28, 2008.

On October 24, 2008, the Special Committee met telephonically with representatives of each of McDermott and Richards Layton.  The Special Committee members discussed the fiduciary responsibilities of the Special Committee members and authority of the Special Committee.  At this meeting, each member of the Special Committee reviewed any relationships between the Special Committee member, his or her relatives, employers, or any business, charitable, educational or other institutions with which the Special Committee member or the member’s family has a relationship, on the one hand, and the Partnership, BGH GP Holdings, any affiliates of the Partnership or BGH GP Holdings, on the other hand, in order to avoid a potential conflict or the appearance of a potential conflict of interest in evaluating the proposal by BGH GP Holdings.  The Special Committee concluded that none of its members had a conflict of interest in considering the proposal by BGH GP Holdings.

On October 28, 2008, members of the Special Committee met with representatives of three investment banking firms that had executed confidentiality agreements with the Special Committee.  These firms discussed their perspectives on the pipeline industry, their initial view of the process of evaluating the proposal by BGH GP Holdings, the types of valuation methodologies they expected to employ in analyzing the proposal by BGH GP Holdings, and information about their firms.  The Special Committee determined that it would retain Morgan Stanley & Co. Incorporated (“Morgan Stanley”) on the Special Committee’s behalf, subject to reaching agreement on the terms of the engagement.

At a telephonic meeting held on October 29, 2008, the Special Committee approved the letter providing for the engagement of Morgan Stanley as the Special Committee’s financial advisor.  Later that day, the Partnership issued a press release announcing that the Special Committee had retained Morgan Stanley as its financial advisor and McDermott and Richards Layton as its legal advisors to assist the Special Committee in reviewing the proposal by BGH GP Holdings.

On November 3, 2008, representatives of BGH GP Holdings held a brief, introductory meeting with the Special Committee’s financial advisor, Morgan Stanley.

On November 4, 2008, the Special Committee met with representatives of each of Morgan Stanley and McDermott to discuss Morgan Stanley’s preliminary views as to valuation methodologies for Buckeye GP Holdings L.P.  Morgan Stanley’s analyses were based in part on the five-year forecast developed by Buckeye’s management, which assumed organic growth capital of $75 million per year and no equity or debt financings.  The Special Committee discussed the assumptions of Buckeye’s management and other data used in the evaluation with Morgan Stanley.  In particular, the Special Committee inquired as to the assumptions underlying the discounted cash flow analysis, comparable public general partner trading multiples, historical squeeze-out premia, and an illustrative leveraged buyout analysis, and discussed with representatives of Morgan Stanley the judgments underlying the decision to use each of these types of analyses.  The Special Committee agreed to meet again on November 6, 2008 to discuss Morgan Stanley’s continued analysis.

On November 5, 2008, BGH GP Holdings commenced the tender offer and issued a press release announcing the commencement of the tender offer at $17.00 per Unit.

On November 6, 2008, the Special Committee held a telephonic meeting.  Each of the Special Committee members noted that they had received and reviewed the tender offer issued the previous day.  Representatives of Morgan Stanley presented to the Special Committee financial analyses that were prepared solely for purposes of negotiation with BGH GP Holdings and not for purposes of valuation.  It was agreed that Morgan Stanley would schedule a meeting with representatives of BGH GP Holdings on November 10, 2008 to discuss Morgan Stanley’s analyses as well as the financial analysis included in the tender offer.  The Special Committee agreed to meet again on November 11, 2008 to discuss the outcome of such meeting.

On November 10, 2008, representatives of Morgan Stanley met telephonically with representatives of BGH GP Holdings and reviewed the analyses that had been prepared for negotiation purposes.

On November 11, 2008, the Special Committee met telephonically with representatives of each of Morgan Stanley and McDermott to continue to discuss and evaluate the tender offer, responses from holders of Units and other matters.  During this meeting, Morgan Stanley presented further analyses as part of potential negotiations with BGH GP Holdings and McDermott discussed its views with regard to the proposed conditions to the tender offer.  The Committee instructed Morgan Stanley to attempt to negotiate a higher price.

On November 12, 2008, representatives of Morgan Stanley met telephonically with representatives of BGH GP Holdings and discussed their analysis of the tender offer.

On November 13, 2008, the Special Committee met telephonically with representatives of each of Morgan Stanley and McDermott to continue to discuss and evaluate the tender offer.  During this meeting, Morgan Stanley described its meeting on November 12, 2008 with representatives of BGH GP Holdings at which the price being offered in the tender offer was discussed as was their respective differing financial analyses.

On November 17, 2008, BGH GP Holdings increased the price being offered in the tender offer from $17.00 to $17.50 per Unit.  The Special Committee met telephonically with representatives of each of Morgan Stanley, McDermott and Richards Layton.  At this meeting, Morgan Stanley presented its preliminary financial analysis regarding the price of $17.50 per Unit being offered in the tender offer.  In addition, McDermott and Richards Layton reviewed the fiduciary duties of the Committee members with such members.

On November 18, 2008, the Special Committee met telephonically with representatives of each of Morgan Stanley, McDermott and Richards Layton.  At this meeting, the Special Committee prepared for its meeting later that day with representatives of BGH GP Holdings.  Promptly after the conclusion of that meeting, the Special Committee met telephonically with representatives of BGH GP Holdings to discuss the price being offered in the tender offer.  Later that day, the Special Committee met telephonically with representatives of each of Morgan Stanley and McDermott.  At this meeting, Morgan Stanley presented its financial analysis regarding the price of $17.50 per Unit being offered in the tender offer and delivered its opinion, which was subsequently confirmed in writing (a copy of which is attached hereto as Annex A), to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the tender offer was inadequate, from a financial point of view, to the holders of Units, other than BGH GP Holdings and its affiliates.  Later that day, a representative of BGH GP Holdings discussed with a representative of Morgan Stanley the terms of the tender offer.  After this discussion, the Special Committee met telephonically with representatives of each of Morgan Stanley and

McDermott to again discuss the price being offered in the tender offer.  At the conclusion of the meeting, after confirming the various reasons for the position discussed below, the Special Committee unanimously determined that the price in the tender offer is inadequate and that the tender offer is otherwise not in the best interests of the holders of Units, other than BGH GP Holdings and its affiliates, and unanimously recommended that such holders reject the tender offer and not tender their Units pursuant to the tender offer.

Position of the Committee

At a meeting held on November 18, 2008, the Special Committee unanimously determined that the price in the tender offer is inadequate and that the tender offer is otherwise not in the best interests of the holders of Units, other than BGH GP Holdings and other holders of Units affiliated with BGH GP Holdings.  Accordingly, the Special Committee unanimously recommends, on behalf of the Partnership, that the holders of Units reject the tender offer and not tender their Units pursuant to the tender offer.  The Special Committee made this determination after carefully considering the tender offer, the prospects and value of the Partnership, and other relevant facts and information, and after discussing such factors with the Special Committee’s financial, legal and other advisors and the Partnership’s management, as applicable.  The tender offer is subject to a condition that it is not rejected by the Special Committee.  As a result of the Special Committee’s recommendation that condition will not be satisfied and the tender offer will not proceed, unless such condition is waived.

Reasons for the Position

In reaching the determination and in making the recommendation described above, the Special Committee considered and discussed with the Special Committee’s financial and legal advisors and the Partnership’s management, as applicable, various factors, including the following material factors:

Financial and Business Information.   The Special Committee took into account the historical and current financial condition, results of operations, business and future prospects of the Partnership and Buckeye, the risks involved in achieving those prospects, and the conditions of the general economy and the industries in which Buckeye operates.

Opinion of Morgan Stanley.   The Special Committee considered its discussions with, and the opinion of, Morgan Stanley, dated November 18, 2008, to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the tender offer was inadequate, from a financial point of view, to the holders of Units, other than BGH GP Holdings and its affiliates.  The full text of this opinion is included herein as Annex A.  The opinion sets forth, among other things, the assumptions made, procedures followed and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion.  Holders of Units are urged to read the entirety of this opinion carefully.  Morgan Stanley’s opinion is directed to the Special Committee and addresses only the inadequacy from a financial point of view of the tender offer price to be received by holders of Units (other than BGH GP Holdings and its affiliates) pursuant to the tender offer, as of the date of the opinion.  Such opinion does not address any other aspects of the tender offer and does not constitute a recommendation to any holder of Units as to whether such holder should tender its Units in the tender offer or take any other action.

Conditions of the Tender Offer.   The Special Committee considered that a condition to the tender offer was that it not be rejected by the Special Committee and that because of its rejection the tender offer would not proceed unless that condition was waived.  The Special Committee considered the various other conditions to the tender offer that provide BGH GP Holdings with broad latitude to withdraw the tender offer for a variety of reasons.  The Special Committee also noted the intention of BGH GP Holdings to reduce the tender offer price by, or require holders of Units to hold for the account of BGH GP Holdings or exercise for its benefit, as applicable, the amount of any dividends or distributions declared or paid prior to consummation of the tender offer (other than the quarterly distribution payable on November 7, 2008).

Communications from Holders of Units.   The Special Committee considered communications received by the Special Committee and its advisors from the holders of Units.  The holders of Units that have made these communications have uniformly indicated that the tender offer price undervalues the Units.

Undervaluation of the Units.   The Special Committee believes that the tender offer undervalues the Units and does not adequately reflect the prospects and present value of the Partnership.  The Special Committee considered the following material factors, which support the Special Committee’s view that the tender offer price is inadequate:

The timing of the tender offer takes advantage of a recent period of unusually volatile market conditions.

At the time of the announcement of the tender offer, the Units were trading close to historically low prices, with approximately 68% of the Units traded in the twelve months prior to the tender offer trading above the $17.50 tender offer price.

The Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation.  Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Special Committee.

The financial objectives, budget information, 5-year plan projections, views and certain other financial information disclosed or referred to by the Partnership in this Statement (or any amendment hereto) or by BGH GP Holdings in its Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act) were prepared by the Partnership or BGH GP Holdings, as the case may be, for their respective internal use and not with a view to publication.  None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections.  Such information was based on assumptions concerning the operations and business prospects of the Partnership and other revenue and operating assumptions.  Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Partnership’s filings with the SEC under the Exchange Act, and elsewhere in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto).  These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control.  Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above.  The inclusion of such information in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Partnership or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such.  None of the Partnership or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Partnership compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.

Intent to Tender

Except as described below, to the Partnership’s knowledge, after making reasonable inquiry, each of MainLine’s executive officers and directors and the affiliates of the Partnership have not yet determined whether they will tender  any Units  held of record or beneficially owned by such persons as of the date hereof.  Mr. Sowinski has indicated that he does not intend to tender the 8,100 Units he owns.

ITEM 5.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Morgan Stanley is acting as the Special Committee’s financial advisor in connection with the tender offer.  Pursuant to the terms of its engagement, the Partnership has agreed to pay Morgan Stanley the following fees:

•           a $250,000 advisory fee which was paid by the Partnership upon Morgan Stanley’s engagement as financial advisor;

•           a $1,000,000 opinion fee payable by the Partnership upon Morgan Stanley advising the Special Committee that Morgan Stanley is prepared to deliver its written opinion regarding the fairness or the inadequacy of the consideration being offered in the tender offer, after request by the Special Committee; and

•           at the discretion of the Special Committee, a fee of up to $1,500,000 to be paid by the Partnership.

The Partnership has agreed to reimburse Morgan Stanley for its reasonable and customary expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent.  The Partnership has also agreed to indemnify Morgan Stanley against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising in connection with its engagement.

In the ordinary course of its business, Morgan Stanley and its respective affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the account of customers, in debt or equity securities or loans of the Partnership or any other company that may be involved in the tender offer.  Prior to the engagement, Morgan Stanley had not provided any advisory services to the Partnership or any of its respective affiliates in connection with any strategic transaction and had not managed any financing transactions for the Partnership other than the following: Morgan Stanley acted as sole bookrunner of an $83 million follow-on equity offering for Buckeye in February 2007 at which time Buckeye was still controlled by Carlyle/Riverstone; Morgan Stanley acted as one of seven co-managers on a $300 million investment grade bond issuance by Buckeye in January 2008 which was led by Lehman Brothers and SunTrust; and Morgan Stanley has acted as a lender to Buckeye under its $600 million revolving credit facility.

The Special Committee also retained McDermott Will & Emery LLP and Richards, Layton & Finger, P.A. as legal advisors in connection with the tender offer.  Certain officers and employees of the Partnership and its affiliates may render services in connection with the tender offer but they will not receive any additional compensation for such services.

Except as set forth herein, neither the Partnership nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Units on its behalf with respect to the tender offer.  The Partnership has not authorized anyone to give information or make any representation about the tender offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement.  Therefore, the holders of Units should not rely on any other information.

ITEM 6.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of the Partnership, none of the subsidiaries or affiliates of the Partnership or the executive officers or directors of MainLine have engaged in any transactions in the Units during the past 60 days.

ITEM 7.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Partnership is not currently undertaking or engaged in any negotiation in response to the exchange offer that relates to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or distribution policy of the Partnership.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the tender offer, that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.          ADDITIONAL INFORMATION.

BGH GP Holdings Limited Call Right

If the tender offer is completed and BGH GP Holdings and its affiliates own more than 90% of the outstanding Units, BGH GP Holdings has the right to cause MainLine or one or more of its assignees to exercise its right under the partnership agreement of the Partnership to acquire any remaining outstanding Units not owned by BGH GP Holdings or its affiliates at a price to be determined pursuant to a formula set forth in the partnership agreement of the Partnership (the “Call Right”).  In the Offer to Purchase, BGH GP Holdings has stated that it intends to cause the Call Right to be exercised promptly once the price BGH GP Holdings is required to pay in connection with the exercise of the Call Right is no greater than the tender offer price.  BGH GP Holdings has indicated in the Offer to Purchase, however, that if the price per Unit required to be paid in the Call Right is less than the tender offer price, BGH GP Holdings will nonetheless pay the tender offer price.

No Appraisal Rights

Holders of Units will not be entitled to a judicial appraisal of the fair value of their Units in connection with the tender offer or in connection with the exercise of the call right under Delaware law or under the partnership agreement.

ITEM 9.          EXHIBITS.

The exhibits listed in the accompanying Index to Exhibits are filed with or incorporated by reference as a part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BUCKEYE GP HOLDINGS L.P.

By: MainLine Management LLC, its general partner

By:	/s/ William H. Schmidt, Jr.
William H. Schmidt, Jr.
Vice President, General Counsel and Secretary

Dated:  November 19, 2008

INDEX TO EXHIBITS

(a)(1)	Press Release dated October 22, 2008 (incorporated by reference to the Partnership’s Schedule 14D-9 filed on October 24, 2008).

(a)(2)	Press Release dated October 29, 2008 (incorporated by reference to the Partnership’s Schedule 14D-9 filed on October 30, 2008).

(a)(3)	Press Release dated November 19, 2008 (attached hereto)

(e)(1)

First Amended and Restated Agreement of Limited Partnership of Buckeye GP Holdings L.P., dated as of August 9, 2006 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on August 14, 2006).

(e)(2)

Amended and Restated Management Agreement, dated as of December 15, 2004, among Buckeye GP LLC and MainLine Sub LLC (incorporated by reference to Exhibit 10.9 to Buckeye Partners, L.P.’s Current Report on Form 8-K filed on December 20, 2004).

Annex A

November 18, 2008

Special Committee of the Board of Directors

MainLine Management LLC

c/o Buckeye GP Holdings L.P.

Five TEK Park

9999 Hamilton Boulevard

Breinigsville, Pennsylvania 18031

Members of the Special Committee of the Board:

We understand that on November 5, 2008, as amended on November 17, 2008, BGH GP Holdings, LLC (the “Buyer”) commenced an offer to purchase (the “Offer”) all of the outstanding common units (the “Units”) representing limited partner interests in Buckeye GP Holdings L.P. (the “Partnership”) not owned by the Buyer or its affiliates, for $17.50 per Unit in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal, each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). The Offer Documents further provide that if a majority of the outstanding Units not held by the Buyer or its affiliates have been tendered into the Offer and the Offer is completed, and the Buyer then owns more than 90% of the Units, the Buyer intends to cause MainLine Management LLC, the general partner of the Partnership (“MainLine”), or one or more of its assignees, to promptly exercise its limited call right (the “Call”) under the Partnership’s agreement of limited partnership (the “Partnership Agreement”) to acquire any remaining Units not owned by the Buyer or its affiliates as described in the Offer Documents.  After the closing of the Offer and the Call, the Buyer and its affiliates would own all of the Units. The terms of the Offer are more fully set forth in the Offer Documents.  We further understand that the Buyer and its affiliates currently own approximately 62% of the outstanding Units on a fully diluted basis and the Buyer wholly owns MainLine, which is the general partner of the Partnership.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Units pursuant to the Offer is adequate from a financial point of view to such holders (other than the Buyer and its affiliates).

For purposes of the opinion set forth herein, we have:

1)      Reviewed certain publicly available financial statements and other business and financial information of the Partnership and Buckeye Partners, L.P. (“BPL”), which the Partnership controls through its ownership of Buckeye GP LLC (the “General Partner”);

2)      Reviewed certain internal financial statements and other financial and operating data concerning the Partnership and BPL, respectively;

3)      Reviewed certain financial projections prepared by management;

4)      Discussed the past and current operations and financial condition and the prospects of the Partnership and BPL with senior executives;

5)      Reviewed the reported prices and trading activity for the Units and the common units of BPL;

6)      Compared the financial performance of the Partnership and the prices and trading activity of the Units with that of certain other publicly-traded partnerships comparable with the Partnership and their securities;

7)      Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)      Participated in certain discussions and negotiations among representatives of the Partnership and the Buyer and certain parties and their financial and legal advisors;

9)      Reviewed the Offer Documents and certain related documents; and

10)    Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Partnership and BPL, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of management of the future financial performance of the Partnership. In addition, we have assumed that the Offer will be consummated in accordance with the terms set forth in the Offer Documents. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Partnership and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.  We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Partnership’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of the Units in the Offer. We have not made any independent valuation or appraisal of the assets or liabilities of the Partnership or BPL, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Partnership, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Partnership or certain of its constituent businesses.

We have acted as financial advisor to the Special Committee of the Board of Directors of MainLine in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon rendering of this financial opinion. In the two years prior to the date hereof, we have provided financing services for the Partnership and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Partnership in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses.  Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.  Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Partnership, BPL, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice.  This opinion is for the information of the Special Committee of the Board of Directors of MainLine and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Partnership is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of the Units should accept the Offer or take any other action.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of Units pursuant to the Offer is inadequate from a financial point of view to such holders (other than the Buyer and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Peter C. Bowden

Peter C. Bowden
Executive Director